

16012223

---- ISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2016

Washington DC 409

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson	Tennessee	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III — 731-668-3825 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	Tennessee	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



ANN F. HOPKINS
STATE
OF
TENNESSEE
NOTARY
PUBLIC
MADISON COUNTY

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Compliance Section

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have audited the accompanying statement of financial condition of Silver Oak Securities, Inc. (a Tennessee corporation) as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Silver Oak Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Oak Securities, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Silver Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Silver Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2016

FINANCIAL SECTION

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
Assets		
Current assets		
Cash and cash equivalents	$ 692,426	$ 807,745
CRD account	5,164	3,893
Commissions receivable	1,173,695	1,397,596
Other receivables	21,821	1,034
Security deposit held by broker	15,000	15,000
Income taxes receivable	75,573	-
Deferred income tax asset	1,420	890
Total assets	**$ 1,985,099**	**$ 2,226,158**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 1,046,963	$ 1,332,061
Accounts payable	18,050	36,403
Accrued income taxes	-	8,220
Total liabilities	1,065,013	1,376,684
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings	692,861	622,249
Total stockholders' equity	920,086	849,474
Total liabilities and stockholders' equity	**$ 1,985,099**	**$ 2,226,158**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenue		
Commissions	$ 8,199,969	$ 8,869,174
Interest	3,124	2,014
Advisory fee earned	2,065,981	2,145,014
Investment banking success fees	1,097,915	1,456,904
Other income	361,060	353,785
Total revenue	11,728,049	12,826,891
Expenses		
Employee compensation and benefits	478,954	445,846
Commissions	7,300,042	7,873,930
General office	234,998	221,489
RIA advisory fees	1,776,302	1,889,851
Investment banking fee expense	1,067,626	1,426,500
Insurance expense	53,164	44,216
Advertising expense	25,025	13,804
Other expenses	671,256	590,675
Total expenses	11,607,367	12,506,311
Income before income taxes	120,682	320,580
Income tax expense	50,070	144,638
Net income	**$ 70,612**	**$ 175,942**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock-Class A		Common Stock-Class B			
	Shares	Amount	Shares	Amount	Retained Earnings	Total
Balance at January 1, 2014	76,000,000	$ 55,225	15,210,000	$ 172,000	$ 446,307	$ 673,532
Net income for the year	-	-	-	-	175,942	175,942
Balance at December 31, 2014	76,000,000	55,225	15,210,000	172,000	622,249	849,474
Net income for the year	-	-	-	-	70,612	70,612
Balance at December 31, 2015	**76,000,000**	**$ 55,225**	**15,210,000**	**$ 172,000**	**$ 692,861**	**$ 920,086**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities		
Net income	$ 70,612	$ 175,942
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in receivables	201,843	(455,895)
Increase in deferred tax asset	(530)	-
Increase (decrease) in accounts payable	(303,451)	496,879
Decrease in accrued income taxes	(83,793)	(96,639)
Net increase (decrease) in cash	**(115,319)**	**120,287**
Cash and cash equivalents at beginning of the period	807,745	687,458
Cash and cash equivalents at end of the period	$ 692,426	$ 807,745
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ 134,392	$ 241,279

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2015 and 2014, cash equivalents in the form of money market accounts totaled $480,984 and $479,899, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2015 and December 31, 2014. As of December 31, 2015, the Company has no uninsured cash balances.

	2015	2014
Financial Institution		
FirstBank	$ 211,442	$ 327,846
Bank of Jackson	248,303	247,799
Commercial Bank	232,681	232,100
	$ 692,426	$ 807,745

H. Subsequent Events

Management has evaluated subsequent events through February 24, 2016, the date which the financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The net deferred taxes in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities.

	2015	2014
Deferred tax asset		
Federal	$ 995	$ 620
State	425	270
	$ 1420	$ 890
Net federal tax asset	$ 995	$ 620
Net state tax asset	$ 425	$ 270

The components of income tax (benefit) expense are as follows:

	2015	2014
Current		
Federal	$ 42,320	$ 119,338
State	8,280	25,300
	50,600	144,638
Deferred		
Federal	(960)	-
State	430	-
	(530)	-
	$ 50,070	$ 144,638

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2015 and 2014, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,210,000 shares of Class B stock have been issued and remain outstanding.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015 and 2014, the Company paid commissions to related parties in the amount of $79,904 and $84,834, respectively. In addition, approximately $11,527 and $11,960, of commissions payable to these individuals was included in accrued expenses as of December 31, 2015 and 2014, respectively.

The Company paid officer salaries in the combined amount of $352,293 and $339,856 to three employees who are also shareholders of the Company during the years ended December 31, 2015 and 2014, respectively.

The Company leases office space from Hopkins Anderton Partnership. This lease is a month-to- month lease requiring monthly payments of $2,000. There were no future obligations as of December 31, 2015.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2015 and 2014, which expired as of each year ended. There are no future obligations as of December 31, 2015.

Lease payments in 2015 and 2014 were $27,665 and $25,817, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2015, this requirement totaled $71,001. The Company's net capital amounted to $730,128 as of December 31, 2015, exceeding the minimum capital requirement by $659,127. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2015 was 145.87 percent.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2015

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 920,086	$ -	$ 920,086
Deductions:			
Total non-allowable assets	(180,039)	-	(180,039)
Net capital before haircuts on securities positions	740,047	-	740,047
Haircuts on security positions	(9,919)	-	(9,919)
Net capital	**$ 730,128**	**$ -**	**$ 730,128**
Computation of basic net capital requirement			
Minimum net capital required	$ 71,001	$ -	$ 71,001
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 71,001	$ -	$ 71,001
Excess net capital	$ 659,127	$ -	$ 659,127
Excess net capital at 120%	$ 623,627	$ -	$ 623,627
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 1,065,013	$ -	$1,065,013
Other unrecorded amounts	$ -	$ -	$ -
Percentage of aggregate indebtedness to net capital	146%	-	146%

See independent auditor's report.

AGREED UPON PROCEDURES

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
of Silver Oak Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Silver Oak Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Silver Oak Securities, Inc.'s management is responsible for Silver Oak Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2016

COMPLIANCE SECTION



SILVER OAK SECURITIES, INC.

Phone 731-668-3825 • Fax 731-668-3844
3339 N. Highland Avenue
Jackson, TN 38305

To Whom It May Concern:

Silver Oak Securities, Inc. is a fully-disclosed introducing broker dealer and as such claims exemption from SEC Rule 15C3-3 under provision (k)(2)(ii), as listed below:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Silver Oak Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

George Thomas Allen, III
CFO

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants


ATA
ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

2070 Rhino Crossing
Milan, TN 38358

Phone 731.686.8371
Fax 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Oak Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silver Oak Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Silver Oak Securities, Inc. stated that Silver Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Oaks Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 24, 2016